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Spreadtrum Expands Distribution Partnership with Facebook

Spreadtrum to Deliver High Quality Facebook Experience to Smartphone Users, Targeting Smartphone Growth in Emerging Markets

SHANGHAI, February 6, 2013 -- Spreadtrum Communications, Inc. (NASDAQ: SPRD; "Spreadtrum" or the "Company"), a leading fabless semiconductor provider in China with advanced technology in 2G, 3G and 4G wireless communications standards, today announced the expansion of its partnership with Facebook to enable users around the world outside of China, many of whom are in emerging markets and buying a low-cost smartphone for the first time, to access Facebook on Android smartphones designed with Spreadtrum’s smartphone chipsets. With this partnership, Spreadtrum will collaborate with Facebook on platform testing and optimization of the user’s application experience on Spreadtrum’s mobile platform prior to the release of new versions of Facebook software. This will accelerate the availability of Facebook’s most updated features to handset makers and ensure a high quality consumer experience.

Spreadtrum already distributes Facebook software as a pre-loaded application as part of its turnkey smartphone platform. This turnkey solution brings the mobile baseband/apps processor, protocol software, operating system and reference design together as a complete solution that reduces the engineering investment and design time required to bring handsets to market. This business model is particularly important to China-based handset makers that export their products to local brands in overseas markets such as Latin America, Southeast Asia, Africa and India. The distribution agreement covers handsets shipped to global end markets with the exception of China.

“We are pleased to work with Spreadtrum to deliver a high quality application experience to many of the consumers around the world who will be buying smartphones for the first time in 2013,” said Vaughan Smith, vice president of Mobile Partnerships and Corporate Development at Facebook. “Working with Spreadtrum will extend Facebook’s reach in emerging markets, leveraging the rapid shift from feature phones to smartphones that is now taking place globally.”

Industry analyst Scott Bicheno of Strategy Analytics expects smartphone adoption in emerging markets to grow rapidly over the next two years, reaching 42% of all handsets sold annually by 2015.

“Facebook has a global appeal and is focused on delivering great experiences on mobile,” said Dr. Leo Li, chairman and CEO of Spreadtrum Communications. “Our collaboration with Facebook enables us to provide handset makers with the best, most updated feature set from Facebook as part of our mobile platform.”

Spreadtrum introduced its low-cost Android smartphone platform in 2012 and expects to ship 80-100 million smartphone chipsets in 2013, supporting EDGE, WCDMA/HSPA+ and China’s TD-SCDMA communications standards.

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About Spreadtrum Communications, Inc.

Spreadtrum Communications, Inc. (NASDAQ: SPRD; "Spreadtrum") is a fabless semiconductor company that develops mobile chipset platforms for smartphones, feature phones and other consumer electronics products, supporting 2G, 3G and 4G wireless communications standards. Spreadtrum's solutions combine its highly integrated, power-efficient chipsets with customizable software and reference designs in a complete turnkey platform, enabling customers to achieve faster design cycles with a lower development cost. Spreadtrum's customers include global and China-based manufacturers developing mobile products for consumers in China and emerging markets around the world. For more information, visit http://www.spreadtrum.com/.

SAFE HARBOR STATEMENT:

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, statements regarding the expectation of Spreadtrum’s collaboration with Facebook on platform testing and optimization of the user’s application experience on Spreadtrum’s mobile platform prior to the release of new versions of Facebook software and the expectation that such collaboration will accelerate the availability of Facebook’s most updated features to handset makers and ensure a high quality consumer experience; Facebook’s expectation that its working with Spreadtrum will extend Facebook’s reach in emerging markets, leveraging the rapid shift from feature phones to smartphones; Industry analyst Scott Bicheno of Strategy Analytics’ expectation that smartphone adoption in emerging markets will grow rapidly over the next two years, reaching 42% of all handsets sold annually by 2015; Spreadtrum’s expectation that its collaboration with Facebook will enable Spreadtrum to provide handset makers with the best, most updated feature; the expectation that Spreadtrum will ship 80-100 million smartphone chipsets in 2013, supporting EDGE, WCDMA/HSPA+ and China’s TD-SCDMA communications standards. The Company uses words like "believe," "anticipate," "intend," "estimate," "expect," "project" and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These statements are forward-looking in nature and involve risks and uncertainties that may cause actual market trends and the Company's actual results to differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, continuing competitive pressure in the semiconductor industry and the effect of such pressure on prices; unpredictable changes in technology and consumer demand for smartphone; Spreadtrum’s ability to extend Facebook’s reach in emerging markets; market acceptance of Spreadtrum’s smartphone chipsets; the state of and any change in the Company's relationship with Facebook; and changes in political, economic, legal and social conditions in emerging markets. For additional discussion of these risks and uncertainties and other factors, please consider the information contained in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC") and the annual report on Form 20-F filed on April 10, 2012, especially the section under "Risk Factors" and such other documents that the Company may file with the SEC from time to time, including on Form 6-K. The Company assumes no obligation to update any forward-looking statements, which apply only as of the date of this press release, and does not intend to update any forward-looking statement whether as a result of new information, future events or otherwise except as required by law.

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Contact: Diana Jovin, ir@spreadtrum.com, +1 650-308-8148